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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the
Securities Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—offeror)

Common shares, no par value
(Title of Class of Securities)

71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to communications by Sadia S.A. with respect to its tender offer to purchase all outstanding shares of Perdigão S.A.

Sadia S/A Announces Tender Offer for the Acquisition of the Shares Issued by Perdigão S/A

        SAO PAULO, Brazil, July 16 /PRNewswire-FirstCall/—The Company invites all those who are interested to participate with the Chief Financial Officer and Investor Relations Officer, Mr. Luiz Gonzaga Murat Junior, who will disclose further information during:

1.
Meeting at 10:00am (local time) to be held on July 17, 2006 at the Company's headoffice at Rua Fortunato Ferraz, 616, Vila Anastacio, São Paulo, Brazil. The meeting will be broadcast on the internet. Further details will be made available on Sadia's Investor Relations website.

2.
Conference Call in English at 15:00 (local time). The telephone number and access code will be made available on Sadia's Investor Relations website.

        Sadia SA will file a tender offer statement under cover of Schedule TO with the U.S. Securities and Exchange Commission. Shareholders not resident in Brazil are advised to read the tender offer statement, the offer to purchase and the other documents relating to the tender offer that are filed with the U.S. Securities and Exchange Commission when they become available because they will contain important information. Shareholders may obtain copies of these documents for free, when they become available, at the SEC's website at www.sec.gov or from D.F. King & Co. Inc., the U.S. Information Agent for the tender offer, at 1-888-567-1626(toll free) or (212)269-5550(collect).

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Sadia S/A Announces Tender Offer for the Acquisition of the Shares Issued by Perdigão S/A